Exhibit (a)(1)(H)

Mandatory publication pursuant to
Sec. 34, 21 para. 1 sent. 1 no. 1, no. 3 and no. 4, para. 2 sent. 1 in conjunction with
Sec. 14 para. 3 sent. 1 of the German Securities Acquisition and Takeover Act
(Wertpapiererwerbs- und Übernahmegesetz, WpÜG)
The Offer Document must be read in conjunction with this Amendment to the Offer.
Unless otherwise specified in this publication, the provisions contained in the Offer Document continue to apply unchanged.
Shareholders of QIAGEN N.V., in particular those who have their place of residence, seat or place of habitual abode in the United States of America or otherwise outside the Federal Republic of Germany, The Netherlands and the other member states of the European Union and the European Economic Area should pay particular attention to the information contained in Section 1 of the Offer Document published on May 18, 2020 as well as to the information in Section 1 of this Amendment to the Offer.

Amendment to the
Voluntary Public Takeover Offer
(Cash Offer)
made by
Quebec B.V.
Takkebijsters 1
4817 BL Breda
The Netherlands
to the shareholders of
QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands
to acquire their ordinary shares with a par value of EUR 0.01 in QIAGEN N.V.
in return for a cash consideration of
EUR 43.00
per ordinary share of QIAGEN N.V.
(increase in the Offer Price by EUR 4.00 from EUR 39.00 to EUR 43.00)
Extended Acceptance Period:
May 18, 2020 to August 10, 2020, 24:00 hours (Frankfurt am Main local time) / 18:00 hours
(New York local time)
Shares of QIAGEN N.V.:
ISIN NL0012169213 (WKN A2DKCH)
CUSIP N72482123

THIS OFFER IS BEING MADE FOR THE SECURITIES OF A DUTCH COMPANY WHOSE SHARES ARE LISTED IN GERMANY AND THE UNITED STATES OF AMERICA AND, AS A RESULT, IS SUBJECT TO THE LAWS, RULES AND REGULATIONS (TO THE EXTENT APPLICABLE) OF GERMANY, THE NETHERLANDS AND THE UNITED STATES OF AMERICA. SOME OF THE INFORMATION CONTAINED IN THIS DOCUMENT IS INCLUDED BECAUSE IT IS REQUIRED TO BE INCLUDED UNDER THE LAWS OF GERMANY, THE NETHERLANDS OR THE UNITED STATES OF AMERICA. SOME OF THE INFORMATION IN THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH GERMAN FORMAT AND STYLE, WHICH DIFFERS FROM THE U.S. FORMAT AND STYLE FOR DOCUMENTS OF THIS TYPE.
QIAGEN SHARES PREVIOUSLY TENDERED PURSUANT TO THE OFFER AND NOT VALIDLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. QIAGEN SHAREHOLDERS WHO HAVE PREVIOUSLY TENDERED AND NOT VALIDLY WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE SAME INCREASED OFFER PRICE AS ALL OTHER TENDERING SHAREHOLDERS.

1. General Information on the Implementation of the Offer as Amended	9
1.1 Implementation of the Offer as Amended in Accordance with the Laws and Regulations of Germany, The Netherlands (to the Extent Applicable) and the United States	9
1.2 Special Information for QIAGEN Shareholders Whose Place of Residence, Seat or Habitual Abode Is in the United States	10
1.3 Publication and Dissemination of the Offer Document and the Offer Amendment	10
2. General Information Regarding the Statements Contained in This Offer Amendment	11
2.1 Status and Source of the Information on QIAGEN Contained in This Offer Amendment	11
2.2 Amendment No. 1 to the Business Combination Agreement	11
2.3 Forward-Looking Statements and Intentions	12
3. Recommendation of the QIAGEN Boards	13
4. Amendment of the Minimum Acceptance Threshold	13
5. Waiver of Offer Condition pursuant to Section 12.6 of the Offer Document	14
6. Adjustment of the Consideration (Increased Offer Price)	14
6.1 Increase of the Offer Price	14
6.2 Historic Stock Exchange Prices	15
6.3 Explanation of the Adequacy of the Offer Price	15
6.3.1 Minimum Offer Price	15
6.3.2 Economic Adequacy of the Offer Price for the QIAGEN Shares in Relation to March 2, 2020 Based on the FSE Prices	16
6.3.3 Economic Adequacy of the Offer Price for the QIAGEN Shares in Relation to March 2, 2020 Based on the NYSE Prices	16
6.4 Financing the Offer	16
6.4.1 Increased Maximum Consideration	16
6.4.2 Financing Measures	17
6.4.3 Additional Confirmation of Financing	21
6.5 Expected Effects of a Successful Offer on the Assets, Liabilities, Financial Position and Results of the Bidder and of Thermo Fisher	21
6.5.1 General Explanations and Assumptions	22
6.5.2 Expected Effects on the Financial Statements of the Bidder	22
6.5.3 Expected Effects on the Consolidated Balance Sheet of Thermo Fisher as at December 31, 2019	23
6.6 Interests of the Members of the Managing Board, the Supervisory Board and Other Executive Officers	25
6.6.1 Specific Interests of the Members of the Managing Board, the Supervisory Board and Other Executive Officers	25
7. Background of the Offer, Economic and Strategic Motives	28
7.1 Chronicle of the Business Contacts Prior to the Announcement of the Decision to Amend the Offer	28
7.2 Business Combination Agreement	29
7.2.1 No Solicitation and Adverse Recommendation Change	30
7.2.2 Expense Reimbursement Payment	30
8. Extension of the Acceptance Period	30
9. Rights of Withdrawal	30
10. Declaration of Assumption of Responsibility	31
Annex A: Additional Financing Confirmations of J.P. Morgan Securities plc Frankfurt Branch and Morgan Stanley & Co. International plc	32

1.
General Information on the Implementation of the Offer as Amended

1.1
Implementation of the Offer as Amended in Accordance with the Laws and Regulations of Germany, The Netherlands (to the Extent Applicable) and the United States

On May 18, 2020, Quebec B.V., a wholly-owned subsidiary of Thermo Fisher Scientific Inc. (“Thermo Fisher” or “Bidder Parent” and, together with its subsidiaries, “Thermo Fisher Group”) and a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands, having its corporate seat in Breda, The Netherlands and registered with the Dutch trade register under number 77473469 (the “Bidder” or “Quebec”), published the offer document (the “Offer Document”) for its voluntary public takeover offer (the “Offer”) for the acquisition of all ordinary shares with a par-value of EUR 0.01, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Offer (each, a “QIAGEN Share” and, collectively, the “QIAGEN Shares”) in QIAGEN N.V., a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, having its corporate seat in Venlo, The Netherlands and registered with the Dutch trade register under number 12036979 (“QIAGEN”). The Offer is directed towards all holders of QIAGEN Shares (collectively, the “QIAGEN Shareholders,” each, a “QIAGEN Shareholder”).
This document and the information contained herein amends and supplements the Offer and the Offer Document. The Offer Document must be read and interpreted together with this amendment of the Offer (this “Offer Amendment,” and, together with the Offer Document, the “Amended Offer”). Except for the references included in Section 8.1.2 of the Offer Document and unless context requires otherwise, each reference in the Offer Document and this Offer Amendment to the “Offer” refers to the Offer as amended by this Offer Amendment, and each reference in this Offer Amendment and the Offer Document to the “Business Combination Agreement” refers to the Business Combination Agreement as amended by Amendment No. 1 to the Business Combination Agreement by and between Thermo Fisher and QIAGEN, dated as of July 16, 2020. Unless otherwise provided for in this Offer Amendment, the terms provided for in the Offer Document remain in full force and effect. Terms that are used as defined terms in this Offer Amendment and that are defined in the Offer Document shall have the meaning ascribed to them in the Offer Document, unless otherwise provided for in this Offer Amendment.
This Offer Amendment, and the Offer, is being made and implemented under the rules of law of the Federal Republic of Germany (“Germany”), the rules of law of The Netherlands (to the extent applicable) as well as the provisions of the securities laws of the United States of America (“United States,” “U.S.” or “USA”). This Offer Amendment, and the Offer, will, in particular, be implemented in accordance with (i) the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (“WpÜG” or “German Takeover Act”) and the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) (“WpÜGAngebV”), as well as the German Regulation on the Applicability of Provisions Concerning Offerings within the meaning of Sec. 1 para. 2 and 3 of the German Securities Acquisition and Takeover Act (Verordnung über die Anwendbarkeit von Vorschriften betreffend Angebote im Sinne des § 1 Abs. 2 und 3 des Wertpapiererwerbs und Übernahmegesetzes) (“WpÜGAnwendV”), (ii) the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht), the Dutch Decree on Public Takeovers (Besluit openbare biedingen Wft) and the rules and regulations promulgated thereunder (together, the “Dutch Offer Rules”) and (iii) the U.S. Securities Exchange Act of 1934, as currently amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (together with the Exchange Act, the “U.S. Offer Rules”). In order to reconcile certain areas where German law and U.S. law conflict, the Bidder obtained, prior to the publication of the Offer Document, no-action and exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”) to conduct the Offer in the manner described in the Offer Document (see also Section 20 therein).
Given that QIAGEN has its corporate seat in The Netherlands and the listed QIAGEN Shares are admitted to trading on a regulated market in Germany within the European Economic Area, the Offer must comply with the terms and conditions of the WpÜG with regard to the consideration offered, the content of this Offer Amendment and the procedures to be followed in connection with the Offer (Sec. 1 para. 3 WpÜG in conjunction with Sec. 2 WpÜGAnwendV), which will be supervised by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”). Information to be provided to the employees of QIAGEN and questions pertaining to corporate law, in particular the conditions under which the QIAGEN Boards may undertake any action that might result in the frustration of the Offer, are governed by the laws of The Netherlands, in particular the Dutch Offer Rules and Dutch corporate law. In addition, as a result of the QIAGEN Shares being listed on the New York Stock Exchange (the “NYSE”), the Offer must also comply with U.S. Offer Rules. The Bidder does not intend to make the Offer as a public offer pursuant to the applicable law of any jurisdictions other than Germany, The Netherlands and the United States.
No announcements, registrations, admissions or approvals of this Offer Amendment or the Offer by securities exchange authorities or similar authorities outside the Federal Republic of Germany and the United States have been applied for, have been initiated or are envisaged by the Bidder or Thermo Fisher. Pursuant to Sec. 5:74 para. 2 of the Dutch Act on Financial Supervision, this Offer Amendment and the Amendment to the Tender Offer Statement on Schedule TO filed with the SEC are not subject to the approval of the Dutch Authority for the Financial Markets (“AFM”) and have not been approved by the AFM. Neither the Bidder nor any persons acting jointly with the Bidder within the meaning of Sec. 2 para. 5 WpÜG nor any of its directors, officers or employees assume any responsibility for compliance with any legal requirements other than German, Dutch and U.S. law requirements. Therefore, QIAGEN Shareholders may not rely on the legal requirements for the protection of investors of any other jurisdiction.
1.2
Special Information for QIAGEN Shareholders Whose Place of Residence, Seat or Habitual Abode Is in the United States

The Offer refers to shares that, in addition to trading on the NYSE, are also traded on the FSE, and the Offer therefore is subject to the legal provisions of the German Takeover Law regarding the implementation and disclosure requirements for such an offer, which differ substantially from the corresponding legal provisions of the United States. For example, the payment and settlement procedure with respect to the Offer will comply with the relevant rules of German Takeover Law, which differ from payment and settlement procedures customary in the United States, particularly with regard to the payment date of the consideration.
The Offer has not been approved or disapproved by the SEC or any state securities commission in the United States, nor has the SEC or any state securities commission in the United States passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained herein. Any representation to the contrary is unlawful.
1.3
Publication and Dissemination of the Offer Document and the Offer Amendment

The Bidder published the German version of the Offer Document for all QIAGEN Shareholders in accordance with Sec. 34, 14 para. 2 and 3 WpÜG on May 18, 2020, by (i) making an announcement on the Internet at http://corporate.thermofisher.com/en/offer.html?lang=de, and (ii) keeping copies available for distribution free of charge through the German Information Agent (D.F. King Ltd, Mergenthaler Allee 15-21, 65760 Eschborn, Germany (inquiries via email to QGEN@dfking.com or via fax to +49 69 2222 129 19 or via phone to +49 800 186 0230, indicating a valid mailing address)).
The Bidder published the German version of this Offer Amendment for all QIAGEN Shareholders in accordance with Sec. 34, 21 para. 1 sent. 1 no. 1, no. 3 and no. 4, para. 2 sent. 1 in conjunction with 14 para. 3 WpÜG on July 17, 2020 by (i) making an announcement on the Internet at http://corporate.thermofisher.com/en/offer.html?lang=de, and (ii) keeping copies available for distribution free of charge through the German Information Agent (D.F. King Ltd, Mergenthaler Allee 15-21, 65760 Eschborn, Germany (inquiries via email to QGEN@dfking.com or via fax to +49 69 2222 129 19 or via phone to +49 800 186 0230, indicating a valid mailing address)). The announcement regarding the availability of this Offer Amendment through the German Information Agent for distribution free of charge and the Internet address, under which this Offer Amendment is published, was published by the Bidder in the German Federal Gazette (Bundesanzeiger) on July 17, 2020.
The English version of the Offer Document and this Offer Amendment (i) are available on the Internet at http://corporate.thermofisher.com/en/offer.html and (ii) will be kept for distribution free of charge through the U.S. Information Agent (D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, United States, email: QGEN@dfking.com and by calling + 1 (877) 297-1744 (toll-free in the United States)). Thermo Fisher has filed this Offer Amendment with the SEC as an Amendment to a Tender Offer Statement on Schedule TO, of which the Offer Document forms a part. The Amendment to a Tender Offer Statement on Schedule TO, of which this Offer Amendment forms a part, is supplemental to, and part of and must be read in conjunction with, the Tender Offer Statement on Schedule TO, which was filed with the SEC on May 18, 2020, relating to the Offer, as amended or supplemented from time to time.
The Schedule TO and any amendments thereto (see Section 1.1 of the Offer Document), exhibits to the Schedule TO, and other information that the Bidder and Thermo Fisher have filed electronically with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.
Except as set forth above, no additional publications of this Offer Amendment are planned.
The publication, dispatch, distribution or dissemination of this Offer Amendment or other documents related to the Offer outside of Germany, The Netherlands and the other member states of the European Union and the European Economic Area and the United States may be subject to legal restrictions. This Offer Amendment and other documents related to the Offer may not be dispatched to or disseminated, distributed or published by third parties in countries in which this would be illegal. The Bidder has not given its permission for the dispatch, publication, distribution or dissemination of this Offer Amendment by third parties outside of Germany, The Netherlands and the other member states of the European Union and the European Economic Area and the United States. Therefore, custodian investment service providers may not publish, dispatch, distribute, or disseminate this Offer Amendment outside of Germany, The Netherlands and the other member states of the European Union and the European Economic Area and the United States unless in compliance with all applicable domestic and foreign statutory provisions.
2.
General Information Regarding the Statements Contained in This Offer Amendment

2.1
Status and Source of the Information on QIAGEN Contained in This Offer Amendment

Unless expressly stated otherwise, all representations, opinions, stated intentions, forward-looking statements and other information contained in this Offer Amendment are based upon the Bidder’s and Thermo Fisher’s knowledge as of the time of publication of this Offer Amendment. Unless expressly indicated otherwise, the information on QIAGEN contained in this Offer Amendment has been taken from or is based on information furnished by QIAGEN or its representatives or upon publicly available documents and records on file with the SEC and other public sources.
None of the Bidder, Thermo Fisher or any of its or their Affiliates assume any responsibility for the accuracy or completeness of the information concerning QIAGEN, whether furnished by QIAGEN or contained in such documents and records, or for any failure by QIAGEN to disclose events that may have occurred or that may affect the significance or accuracy of any such information that is unknown to the Bidder, Thermo Fisher or any of its or their Affiliates or assigns.
2.2
Amendment No. 1 to the Business Combination Agreement

On July 16, 2020, Thermo Fisher and QIAGEN entered into Amendment No. 1 to the Business Combination Agreement, pursuant to which Thermo Fisher agreed to cause the Bidder to increase the Offer Price by EUR 4.00 from EUR 39.00 per QIAGEN Share to EUR 43.00 per QIAGEN Share, without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions of the Offer.
In addition, Amendment No. 1 to the Business Combination Agreement, provides for, among other things, a reduction in the minimum acceptance threshold, set forth in Section 12.1 (Minimum Acceptance

Threshold) of the Offer Document, such that the aggregate number of QIAGEN Shares validly tendered for acceptance (including under guaranteed delivery procedures) in accordance with the terms of the Offer and not validly withdrawn, together with any QIAGEN Shares held by Thermo Fisher or any of its affiliates, must amount to at least 66.67% (instead of 75%) of QIAGEN’s issued and outstanding ordinary share capital at the end of the Acceptance Period, excluding, for the avoidance of doubt, any QIAGEN Shares held in treasury at the end of the Acceptance Period.
Pursuant to and subject to the terms of Amendment No. 1 to the Business Combination Agreement, QIAGEN has agreed to pay to Thermo Fisher an expense reimbursement payment of $95 million in cash under certain circumstances if the minimum acceptance threshold is not satisfied by the end of the Acceptance Period.
2.3
Forward-Looking Statements and Intentions

This Offer Amendment, the Offer Document and the documents referred to in them contain certain forward-looking statements that involve a number of risks and uncertainties, including statements about expected revenue growth and long-term impacts of the COVID-19 pandemic. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Such statements express the intent, belief, views or current expectations and assumptions of Thermo Fisher, the Bidder and their management with regard to possible future events, including among other things the likely consequences of the Offer for QIAGEN and QIAGEN Shareholders or on future financial results. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the duration and severity of the COVID-19 pandemic; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the proposed Transactions, may not materialize as expected; the proposed Transactions not being timely completed, if completed at all; regulatory approvals required for the proposed Transactions not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the proposed Transactions, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed Transactions; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all.
Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended March 28, 2020, which are on file with the SEC and available in the “Investors” section of Thermo Fisher’s website, http://ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in QIAGEN’s Annual Report on Form 20-F for the year ended December 31, 2019, which is on file with the SEC and available in the “Investor Relations” section of QIAGEN’s website, http://corporate.qiagen.com/investor-relations, under the heading “Financial Reports,” and in any subsequent Quarterly Reports on Form 6-K and other documents QIAGEN files or furnishes with the SEC. While the Bidder and Thermo Fisher may elect to update forward-looking statements at some point in the future, the Bidder and Thermo Fisher specifically disclaim any obligation to update such forward-looking statements, even if estimates change. Therefore, QIAGEN Shareholders should not rely on these forward-looking statements as representing the Bidder’s or Thermo Fisher’s views as of any date subsequent to the day of the publication of this Offer Amendment. Regardless of any forward-looking statements, the Bidder will update this Offer Amendment and the Offer Document only to the extent such update is required under the German Takeover Act or U.S. Offer Rules and permissible under both the German Takeover Act and U.S. Offer Rules.
3.
Recommendation of the QIAGEN Boards

After careful consideration, the QIAGEN Boards have, among other things, (a) unanimously determined that, on the terms of and subject to the conditions of the Business Combination Agreement, the Offer, the other Transactions and the related actions as contemplated by the Business Combination Agreement, as amended by Amendment No. 1, are in the best interest of QIAGEN and its stakeholders (including its shareholders) and (b) unanimously approved the execution and delivery of the Business Combination Agreement by QIAGEN and the performance by QIAGEN of its obligations under the Business Combination Agreement (as their terms are amended by Amendment No. 1).
The QIAGEN Boards unanimously recommend, in accordance with the Business Combination Agreement, that QIAGEN Shareholders accept the Offer and tender their QIAGEN Shares in the Offer.
For more information on the recommendation by the QIAGEN Boards, reference is made to the amendment to the recommendation statement (Begründete Stellungnahme) by the QIAGEN Boards pursuant to Sec. 27 para. 1 WpÜG and QIAGEN’s position statement (gemotiveerde standpuntbepaling) pursuant to Sec. 18 and appendix G of the Dutch Decree on Public Takeovers (Besluit openbare biedingen Wft) (the “Reasoned Position Statement Amendment”) to be published by QIAGEN.
4.
Amendment of the Minimum Acceptance Threshold

The Offer and the agreements which come into existence as a result of accepting the Offer will only be settled if certain conditions subsequent within the meaning of German law (auflösende Bedingungen) specified in Section 12 of the Offer Document, including achievement of a minimum acceptance threshold of QIAGEN’s issued and outstanding ordinary share capital at the end of the Acceptance Period, excluding any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period (see Section 12.1 of the Offer Document), have been satisfied or previously effectively waived.
The Bidder has decided to lower the minimum acceptance threshold specified in Section 12.1 of the Offer Document from 75% to 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the Acceptance Period, excluding, for the avoidance of doubt, any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period, and to amend the Offer accordingly. As at the time of the publication of this Offer Amendment, this equates to 152,434,153 QIAGEN Shares.
Section 3 of the Offer Document is hereby amended by amending and restating in its entirety the first indented paragraph beneath the section entitled “Offer Conditions” to read as follows:
As further specified in Section 12.1, a minimum acceptance threshold of at least 66.67% of QIAGEN’s issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal), for the avoidance of doubt, excluding any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period, having been achieved at the end of the Acceptance Period.
Section 12.1 of the Offer Document is hereby amended and restated in its entirety to read as follows:
12.1 Minimum Acceptance Threshold
At the end of the Acceptance Period, the sum of
(a)
the QIAGEN Shares validly tendered for acceptance in accordance with the terms of the Offer and not validly withdrawn;

(b)
the QIAGEN Shares directly held by Thermo Fisher or any of its Affiliates; and

(c)
the QIAGEN Shares committed in writing to Thermo Fisher or any of its Affiliates via a Notice of Guaranteed Delivery (as defined in Section 13.2.2);

amounts to at least 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the Acceptance Period, excluding, for the avoidance of doubt, any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period (at the time of publication of this Offer Amendment, this equates to 152,434,153 QIAGEN Shares).
For the avoidance of doubt, QIAGEN Shares that are subject to several of the preceding sub-paragraphs (a) through (c) will be taken into account only once.
In this context, the Bidder notes, that as of July 16, 2020, 24:00 hours (Frankfurt am Main local time) / 18:00 hours (New York local time), the Offer Condition set forth in Section 12.5 of the Offer Document has been fulfilled, as published by the Bidder.
Thermo Fisher and QIAGEN agreed in the Business Combination Agreement that the Bidder may waive the Offer Condition specified in Section 12.1 of the Offer Document (as amended) only with the written consent of QIAGEN.
5.
Waiver of Offer Condition pursuant to Section 12.6 of the Offer Document

The Bidder hereby waives the Offer Condition specified in Section 12.6 of the Offer Document. The Offer and the agreements which come into existence as a result of accepting the Offer are therefore no longer subject to the condition subsequent within the meaning of German law (auflösende Bedingung) specified in Section 12.6.
6.
Adjustment of the Consideration (Increased Offer Price)

6.1
Increase of the Offer Price

Section 3 of the Offer Document is hereby amended by amending and restating the first line of the section entitled “Consideration” to read as follows:
EUR 43.00 per QIAGEN Share
Pursuant to Section 4 of the Offer Document, the Offer Price is EUR 39.00 in cash per QIAGEN Share. The Bidder has decided to increase the Offer Price by EUR 4.00 to EUR 43.00 per QIAGEN Share. Therefore, Section 4 of the Offer Document is hereby amended by amending and restating the first three paragraphs thereof to read as follows:
Subject to the terms and conditions set forth in this Offer Document, the Bidder has increased the original purchase price of EUR 39.00 in cash per QIAGEN Share and hereby offers to acquire all QIAGEN Shares at a purchase price (the “Offer Price”) of
EUR 43.00 in cash per QIAGEN Share.
The Offer Price per QIAGEN Share applies to all QIAGEN Shares, including all ancillary rights, in particular the entitlement to profits, existing at the time of the Settlement of the Offer. All QIAGEN Shareholders whose QIAGEN Shares are validly tendered (including Shares tendered prior to the date of this Offer Amendment) and not properly withdrawn at the end of the Acceptance Period will receive the Offer Price.
QIAGEN’s issued share capital includes fractional ordinary shares (onderaandelen) (each, a “Fractional QIAGEN Share”), each representing one-twenty-seventh (1/27th) of the value of a QIAGEN Share. References in this Offer Document to QIAGEN Shares shall include, without duplication, Fractional QIAGEN Shares, provided that a Fractional QIAGEN Share will be treated for purposes of the definition of QIAGEN Shares as one-twenty-seventh (1/27th) of a QIAGEN Share. The consideration per Fractional QIAGEN Share is one-twenty-seventh (1/27th) of the Offer Price. Accordingly, the total amount that will be received by a holder of Fractional QIAGEN Shares in consideration of validly tendered Fractional QIAGEN Shares is EUR 43.00 divided by 27 multiplied by the number of validly tendered Fractional QIAGEN Shares.

Section 8.2.1 of the Offer Document is hereby amended by amending and restating in its entirety the second sentence thereof to read as follows:
The Offer Price for the QIAGEN Shares in the Offer will be a cash consideration in the amount of EUR 43.00 per QIAGEN Share, without interest.
Section 8.2.1 of the Offer Document is hereby amended and supplemented by adding the following sentence to the end of such Section:
All QIAGEN Shareholders whose QIAGEN Shares are validly tendered (including Shares tendered prior to the date of this Offer Amendment) and not properly withdrawn at the end of the Acceptance Period will receive the increased Offer Price in accordance with the terms of the Offer.
6.2
Historic Stock Exchange Prices

Section 7.3 of the Offer Document is hereby amended by amending and restating the last sentence thereof to read as follows:
On July 15, 2020, the last full trading day prior to the public announcement of the execution by Thermo Fisher and QIAGEN of Amendment No. 1 to the Business Combination Agreement, the reported closing price per QIAGEN Share was EUR 40.95 on the FSE and USD 46.30 on the NYSE. Shareholders are urged to obtain a current market quotation for the QIAGEN Shares.
6.3
Explanation of the Adequacy of the Offer Price

Section 10 of the Offer Document is hereby amended by amending and restating in its entirety the first sentence thereof to read as follows:
The Offer Price amounts to EUR 43.00 per QIAGEN Share, without interest.
6.3.1
Minimum Offer Price

Section 10.1 of the Offer Document is hereby amended and restated in its entirety to read as follows:
The Offer Price in the amount of EUR 43.00 per QIAGEN Share (and the one-twenty-seventh (1/27th) part thereof as the consideration for the Fractional QIAGEN Shares, see Section 4) corresponds to the statutory provisions of Sec. 31 para. 1 and 7 WpÜG in conjunction with Sec. 4 and 5 of the WpÜGAngebV regarding the prescribed minimum price for the QIAGEN Shares.
(a) According to Sec. 5 of the WpÜGAngebV, the consideration must, in the event of a voluntary public takeover offer pursuant to Sec. 29 et seq. WpÜG, at least be equivalent to the weighted average domestic stock exchange price of the QIAGEN Shares during the last three (3) months prior to the publication of the decision to launch an offer pursuant to Sec. 10 para. 1 sentence 1 WpÜG. The weighted three (3)-month average price for the QIAGEN Shares up to and including March 2, 2020 was notified by BaFin at EUR 33.02 per QIAGEN Share. The Offer Price of EUR 43.00 per QIAGEN Share exceeds this value considerably and includes a premium of EUR 9.98 or approximately 30.2%, based on this average price.
(b) Pursuant to Sec. 4 of the WpÜGAngebV, the consideration must, in the event of a voluntary public takeover offer pursuant to Sec. 29 et seq. WpÜG, at least be equivalent to the highest consideration provided or agreed for the acquisition of QIAGEN Shares by the Bidder, any person acting jointly with the Bidder or their subsidiaries within the last six (6) months prior to the publication of this Offer Document pursuant to Sec. 14 para. 2 sentence 1 WpÜG. The Bidder, any persons acting jointly with the Bidder as well as the subsidiaries of these persons have not made, or agreed on, any acquisitions of QIAGEN Shares during that six (6)-month period.
The Offer Price of EUR 43.00 per QIAGEN Share thus fulfills the requirements of Sec. 31 para. 1 and 7 WpÜG in conjunction with sections 4 and 5 of the WpÜGAngebV.

6.3.2
Economic Adequacy of the Offer Price for the QIAGEN Shares in Relation to March 2, 2020 Based on the FSE Prices

Section 10.2.1 of the Offer Document is hereby amended and restated in its entirety to read as follows:
Based on the stock exchange price of the QIAGEN Shares on the FSE prior to the publication of the decision to make this Offer on March 3, 2020, the Offer Price of EUR  43.00 per QIAGEN Share includes the following premiums:
(a) The stock exchange price (FSE closing price) on March 2, 2020, the last day prior to the publication of the decision to make this Offer on which QIAGEN Shares were traded on the FSE, amounted to EUR 31.80 per QIAGEN Share (source: Bloomberg). Based on this stock exchange price, the Offer Price for the QIAGEN Shares includes a premium of EUR  11.20 per QIAGEN Share or approximately 35.2%.
(b) The volume-weighted average price on the FSE on days on which QIAGEN Shares were traded in the last six (6) months prior to March 2, 2020, the last trading day prior to the publication of the decision to make this Offer, amounted to approximately EUR 31.23 (source: Bloomberg). The Offer Price for the QIAGEN Shares thus includes a premium of EUR 11.77 per QIAGEN Share or approximately 37.7% based on this average price.
(c) With a price of EUR 43.00, the Offer Price for QIAGEN Shares is higher than any previous FSE closing price of the QIAGEN Shares in the nineteen (19) years prior to March 2, 2020, the last trading day prior to the publication of the decision to make the Offer (source: Bloomberg).
6.3.3
Economic Adequacy of the Offer Price for the QIAGEN Shares in Relation to March 2, 2020 Based on the NYSE Prices

Section 10.2.2 of the Offer Document is hereby amended and restated in its entirety to read as follows:
Based on the stock exchange price of the QIAGEN Shares on the NYSE prior to the publication of the decision to make this Offer on March 3, 2020, the Offer Price of EUR  43.00 per QIAGEN Share includes the following premiums:
(a) The stock exchange price (NYSE closing price) on March 2, 2020, the last day prior to the publication of the decision to make this Offer on which QIAGEN Shares were traded on the NYSE, amounted to USD 36.12 (approximately EUR 32.35 based on an exchange rate of 1.1164) per QIAGEN Share (source: Bloomberg). Based on this stock exchange price, the Offer Price for the QIAGEN Shares includes a premium of EUR 10.65 per QIAGEN Share or 32.9%.
(b) The volume-weighted average price on the NYSE on days on which QIAGEN Shares were traded in the last six (6) months prior to March 2, 2020, the last trading day prior to the publication of the decision to make the Offer, amounted to approximately USD 34.34 (approximately EUR 30.76 based on an exchange rate of 1.1164) (source: Bloomberg). The Offer Price for the QIAGEN Shares thus includes a premium of EUR 12.24 per QIAGEN Share or approximately 39.8% based on this average price.
(c) With a price of EUR 43.00, the Offer Price for QIAGEN Shares is higher than any previous NYSE closing price of the QIAGEN Shares prior to March 2, 2020, the last trading day prior to the publication of the decision to make the Offer (source: Bloomberg).
6.4
Financing the Offer

6.4.1
Increased Maximum Consideration

Section 14.1 of the Offer Document is hereby amended and restated in its entirety to read as follows:
The total number of shares issued by QIAGEN and outstanding as of July 10, 2020 (excluding 2,189,468 Treasury Ordinary Shares and 1,197 Treasury Fractional Shares) amounts to 228,639,750 QIAGEN Ordinary Shares and 1,251 Fractional QIAGEN Shares (representing 46 9/27 QIAGEN

Ordinary Shares). The amount that would be necessary if all outside QIAGEN Shareholders accepted the Offer at an Offer Price in the amount of EUR  43.00 per QIAGEN Share would, thus, equal EUR 9,831,511,242.33.
The Bidder and QIAGEN entered into a non-tender agreement (the “Non-Tender Agreement”) pursuant to which QIAGEN has undertaken not to tender any of the Treasury Shares (in whole or in part) in the Offer and to solely use them for the delivery of QIAGEN Shares upon exercise of QIAGEN Options, upon release of QIAGEN RSUs or QIAGEN PSUs or, if and to the extent so agreed following good faith discussions between the Bidder and QIAGEN, upon exercise of QIAGEN Warrants. If all of the 2,189,468 Treasury Ordinary Shares and 1,197 Treasury Fractional Shares were nevertheless tendered into the Offer, the financing need of the Bidder would increase from EUR 9,831,511,242.33 by EUR 94,149,030.33 to EUR 9,925,660,272.67.
Furthermore, 852,648 QIAGEN Ordinary Shares would have to be provided in respect of (i) the awards under the QIAGEN Equity Plans that will vest before the end of the Additional Acceptance Period and (ii) the options under the QIAGEN Equity Plans, assuming that all such options are exercised before the end of the Additional Acceptance Period. If QIAGEN issues new QIAGEN Ordinary Shares for that purpose, and all such newly issued QIAGEN Ordinary Shares are tendered into this Offer, the financing need of the Bidder will increase by a further EUR 36,663,864.00 from EUR 9,925,660,272.67 to EUR 9,962,324,136.67. With respect to the 2014 QIAGEN Warrants, the Bidder does not expect that all 2014 QIAGEN Warrants will be exercised prior to the end of the Additional Acceptance Period. However, if all warrantholders exercise their 2014 QIAGEN Warrants prior to the end of the Additional Acceptance Period, QIAGEN issues new QIAGEN Ordinary Shares to settle the 2014 QIAGEN Warrants and all such warrantholders accept this Offer with respect to all 2,800,000 newly issued QIAGEN Ordinary Shares (see Section 7.2.1), the financing need of the Bidder will further increase from EUR 9,962,324,136.67 by EUR 120,400,000.00 to EUR  10,082,724,136.67.
The 2017 QIAGEN Warrants and the 2018 QIAGEN Warrants do not have an impact on the financing need of the Bidder, since it is not to be expected that holders of options under the 2018 QIAGEN Warrants or under the 2017 QIAGEN Warrants will exercise their options before the end of the Additional Acceptance Period because none of them are in the money at the Offer Price, and because it is not expected that such 2017 QIAGEN Warrants and 2018 QIAGEN Warrants will become exercisable in accordance with their terms before the end of the Additional Acceptance Period (see Section 7.2.2).
The Bidder itself does not bear or pay any Transaction Costs. All estimated Transaction Costs (as defined in Section 15.1.2(b)) of EUR 367,545,713 will be borne and paid by Thermo Fisher in cash.
The Bidder’s maximum total costs for the acquisition of all QIAGEN Shares (including all Fractional QIAGEN Shares) on the basis of this Offer would, thus, amount to a maximum of EUR 10,082,724,136.67 (the “Offer Costs”).
6.4.2
Financing Measures

Section 14.2 of the Offer Document is hereby amended and restated in its entirety to read as follows:
Before publishing the Offer Document, the Bidder has taken the necessary measures to ensure that the funds necessary for complete fulfillment of the Offer Costs will be available to it in due time.
The Bidder has taken the following measures to ensure financing:
Based on a financing commitment agreement dated April 23, 2020, amended and restated by a financing commitment agreement dated July 16, 2020, Thermo Fisher has undertaken to provide or cause to be provided to the Bidder funds in an amount of up to the total Offer Costs to finance the Offer (the “Parent Financing Commitment”).

Thermo Fisher has in turn obtained or intends to obtain debt financing in connection with the Offer, as follows:
(a) The Bridge Credit Agreement
On April 17, 2020, Thermo Fisher entered into the Bridge Credit Agreement (as amended by the First Amendment thereto, entered into by Thermo Fisher on June 5, 2020, the “Bridge Credit Agreement”) providing for a three hundred sixty-four (364)-day senior unsecured bridge loan facility in the principal amount of up to €9.25 billion (the “Bridge Commitments”), among Thermo Fisher, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., New York, USA (“JPMorgan”), as administrative agent (the “Bridge Administrative Agent”). The Bridge Credit Agreement is the definitive agreement relating to the previously obtained committed debt financing relating to the Offer. Loans under the Bridge Credit Agreement (the “Bridge Loans”) will be available in Euros to fund the purchase of equity securities of QIAGEN pursuant to the Business Combination Agreement and to pay all or a portion of the cost incurred by Thermo Fisher or any of its subsidiaries in connection therewith. Subject to the satisfaction of certain limited conditions, the Bridge Loans will be available in up to two drawings as follows:
(i) the first drawing may be made on the date (the “Bridge Closing Date”) (x) Thermo Fisher or one of its subsidiaries shall have accepted all outstanding equity interests of QIAGEN validly tendered pursuant to the Offer, and shall have tendered payment for such equity interests in accordance with the terms of the Business Combination Agreement or (y)(I) the Bridge Administrative Agent shall have received an officer’s certificate from Thermo Fisher certifying that Thermo Fisher or one of its subsidiaries shall accept all outstanding equity interests that have been validly tendered pursuant to the Offer and shall tender payment for such equity interests in accordance with the terms of the Business Combination Agreement, in each case, within one (1) business day following the Bridge Closing Date and (II) Thermo Fisher shall have caused the proceeds of the Bridge Loans to be deposited with the Settlement Agent and Clearstream Settlement Agent pursuant to the terms of the Offer Materials or shall have made such other arrangements reasonably satisfactory to the Bridge Administrative Agent for the payment of the equity interests that have validly tendered pursuant to the Offer; and
(ii) the second drawing may be made at any time on or prior to the date that is one hundred twenty (120) days after the Bridge Closing Date.
If no default (as further specified in the Bridge Credit Agreement) or event of default (as further specified in the Bridge Credit Agreement) has occurred, (i) each eurocurrency rate loan (as further specified in the Bridge Credit Agreement) thereunder will bear interest on the outstanding principal amount thereof for each interest period at a rate per annum equal to the EURIBO rate (as further specified in the Bridge Credit Agreement) for such interest period plus a margin of 0.750% to 1.375% per annum based on Thermo Fisher’s debt ratings (as further specified in the Bridge Credit Agreement) and (ii) each base rate loan (as further specified in the Bridge Credit Agreement) thereunder will bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the base rate (as further specified in the Bridge Credit Agreement) plus a margin of 0.000% to 0.375% per annum based on Thermo Fisher’s debt ratings.
From June 1, 2020 and continuing through and including the earlier of (i) the Bridge Closing Date or (ii) the date of termination of the Bridge Commitments, Thermo Fisher will pay a ticking fee equal to a rate between 0.070% and 0.175% per annum based on Thermo Fisher’s debt ratings times the actual daily aggregate amount of the Bridge Commitments. The ticking fee is earned, due and payable on the earlier of (i) the Bridge Closing Date and (ii) the date the Bridge Commitments are terminated. Thermo Fisher has also agreed to pay a funding fee equal to 0.50% of the aggregate principal amount of the Loans funded and a duration fee on each of the ninetieth (90th), one hundred eightieth (180th) and two hundred seventieth (270th) day after the Bridge Closing Date in an amount equal to 0.50%, 0.75% and 1.00%, respectively, of the aggregate amount of the Loans outstanding at the time.

The Bridge Credit Agreement contains customary representations and warranties, as well as affirmative and negative covenants. The negative covenants include restrictions on liens and fundamental changes. The Bridge Credit Agreement also requires that Thermo Fisher maintain (i) a consolidated indebtedness (minus unrestricted cash and cash equivalents, subject to certain exceptions) to consolidated EBITDA ratio of no greater than 5.0 to 1.0 as of the last date of each of the first two (2) full fiscal quarters ended after the Bridge Closing Date, with such ratio stepping down to 4.0 to 1.0 for the last date of each of the two (2) immediately following fiscal quarters, and then stepping down to 3.5 to 1.0 of each fiscal quarter thereafter, subject to the right of Thermo Fisher to increase such maximum consolidated net leverage ratio in connection with certain qualified acquisitions and (ii) a consolidated interest coverage ratio as of the last day of any fiscal quarter of Thermo Fisher (commencing with the first full fiscal quarter completed at the Bridge Closing Date) of at least 3.0 to 1.0.
(b) Replacement of Bridge Credit Facility
Thermo Fisher intends to replace all or a substantial part of the interim financing under the Bridge Credit Agreement with permanent financing. Such replacement may take the form of one or more series of new term loans, debt securities or other instruments.
(i) Term Loan Facilities
On June 5, 2020, Thermo Fisher entered into the Term Loan Credit Agreement (the “Term Loan Credit Agreement”), among Thermo Fisher, each lender from time to time party thereto, and JPMorgan, as administrative agent (the “Term Loan Administrative Agent”). The Term Loan Credit Agreement is the definitive agreement relating to the previously obtained best-efforts debt commitment letter for a term loan financing relating to the Offer, and replaced €3.0 billion of the Bridge Commitments with a €3.0 billion senior unsecured one-year term facility (the “Term Loan Commitments”). Loans under the Term Loan Credit Agreement (the “Term Loans”) will be available in U.S. Dollars and/or Euros to fund the purchase of equity securities of QIAGEN pursuant to the Business Combination Agreement and to pay all or a portion of the cost incurred by Thermo Fisher or any of its subsidiaries in connection therewith. Subject to the satisfaction of certain limited conditions, the Term Loans will be available in up to two drawings as follows:
(1) the first drawing may be made on the date (the “Term Loan Closing Date”) (x) Thermo Fisher or one of its subsidiaries shall have accepted all outstanding equity interests of QIAGEN validly tendered pursuant to the Offer, and shall have tendered payment for such equity interests in accordance with the terms of the Business Combination Agreement or (y)(I) the Term Loan Administrative Agent shall have received an officer’s certificate from Thermo Fisher certifying that Thermo Fisher or one of its subsidiaries shall accept all outstanding equity interests that have been validly tendered pursuant to the Offer and shall tender payment for such equity interests in accordance with the terms of the Business Combination Agreement, in each case, within one (1) business day following the Term Loan Closing Date and (II) Thermo Fisher shall have caused the proceeds of the Term Loans to be deposited with the Settlement Agent and Clearstream Settlement Agent pursuant to the terms of the Offer Materials or shall have made such other arrangements reasonably satisfactory to the Term Loan Administrative Agent for the payment of the equity interests that have validly tendered pursuant to the Offer; and
(2) the second drawing may be made at any time on or prior to the date that is one hundred twenty (120) days after the Term Loan Closing Date (the date on which any such second drawing is made, the “Second Funding Date”).
If no default (as further specified in the Term Loan Credit Agreement) or event of default (as further specified in the Term Loan Credit Agreement) has occurred, (i) each eurocurrency rate loan (as further specified in the Term Loan Credit Agreement) thereunder will bear interest on the outstanding principal amount thereof for each interest period at a rate per annum equal to the EURIBO rate (as further specified in the Term Loan Credit Agreement) for such interest period plus a margin of 1.250% to 1.625% per annum based on Thermo Fisher’s debt ratings (as further specified in the Term Loan Credit Agreement) and (ii) each base rate loan (as further specified in the Term Loan Credit Agreement) thereunder will bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the base rate (as further specified in the Term Loan Credit Agreement) plus a margin of 0.250% to 0.625% per annum based on Thermo Fisher’s debt ratings.
Beginning on the date that is 60 days after the effective date of the Term Loan Credit Agreement and continuing until the earlier of (i) the date of termination of the Term Loan Commitments, (ii) the Term Loan Closing Date (if the Term Loan Commitments are fully utilized on such date) and (iii) the Second Funding Date, Thermo Fisher will pay a commitment fee in Euros at a per annum rate equal to a rate between 0.175% and 0.250% per annum based on Thermo Fisher’s debt ratings times the actual daily aggregate amount of the Term Loan Commitments. The commitment fee is due and payable quarterly in arrears on the last business day of each March, June, September and December, commencing with the first such date to occur after the date that is 60 days after the effective date of the Term Loan Credit Agreement. The commitment fee shall be calculated quarterly in arrears, and is subject to certain adjustments for changes in the applicable rate for undrawn Term Loans during any quarter.
The Term Loan Credit Agreement contains customary representations and warranties, as well as affirmative and negative covenants. The negative covenants include restrictions on liens and fundamental changes. The Term Loan Credit Agreement also requires that Thermo Fisher maintain (i) a consolidated indebtedness (minus unrestricted cash and cash equivalents, subject to certain exceptions) to consolidated EBITDA ratio of no greater than 5.0 to 1.0 as of the last date of each of the first two (2) full fiscal quarters ended after the Term Loan Closing Date, with such ratio stepping down to 4.0 to 1.0 for the last date of each of the two (2) immediately following fiscal quarters, and then stepping down to 3.5 to 1.0 of each fiscal quarter thereafter, subject to the right of Thermo Fisher to increase such maximum consolidated net leverage ratio in connection with certain qualified acquisitions and (ii) a consolidated interest coverage ratio as of the last day of any fiscal quarter of Thermo Fisher (commencing with the first full fiscal quarter completed at the Term Loan Closing Date) of at least 3.0 to 1.0.
Thermo Fisher may enter into other new term loans in the future to finance the acquisition of QIAGEN.
(ii) Debt Securities
On March 25, 2020, Thermo Fisher issued $1.1 billion aggregate principal amount of 4.133% Senior Notes due 2025 (the “2025 Notes”) and $1.1 billion aggregate principal amount of 4.497% Senior Notes due 2030 (the “2030 Notes”, and together with the 2025 Notes, the “March Notes”), and on April 2, 2020, Thermo Fisher issued €600 million aggregate principal amount of 1.750% Senior Notes due 2027 (the “2027 Notes”) and €600 million aggregate principal amount of 2.375% Senior Notes due 2032 (the “2032 Notes,” and together with the 2027 Notes, the “April Notes,” and the April Notes together with the March Notes, the “Notes”). Thermo Fisher intends to use a portion of the net proceeds from the offerings of the Notes to pay a portion of the consideration for the acquisition of QIAGEN, including the repayment of indebtedness of QIAGEN.
The 2027 Notes will mature on April 15, 2027, the 2032 Notes will mature on April 15, 2032, the 2025 Notes will mature on March 25, 2025, and the 2030 Notes will mature on March 25, 2030.
Interest on the March Notes will be paid semi-annually in arrears on March 25 and September 25 each year, commencing on September 25, 2020. Interest on the April Notes will be paid annually in arrears on April 15 of each year, beginning on April 15, 2020.
The Notes of each series are redeemable at Thermo Fisher’s option at the times and at specific prices set out in the indenture related to the applicable series of Notes.
Upon the occurrence of a change of control (as further specified in the indenture related to the applicable series of Notes) of Thermo Fisher and a contemporaneous downgrade of the applicable series of Notes below an investment grade rating by at least two of Moody’s Investors

Service, Inc., S&P Global Ratings, a division of S&P Global, Inc., and Fitch Ratings, Limited, Thermo Fisher will, in certain circumstances, be required to make an offer to purchase the Notes of such series at a price equal to 101% of the principal amount of the applicable series of Notes, plus any accrued and unpaid interest to, but excluding, the date of repurchase.
The Notes are general unsecured obligations of Thermo Fisher. The Notes rank equally in right of payment with existing and any future unsecured and unsubordinated indebtedness of Thermo Fisher and rank senior in right of payment to any existing and future indebtedness of Thermo Fisher that is subordinated to the Notes. The Notes are also effectively subordinated to any existing and future secured indebtedness of Thermo Fisher to the extent of the assets securing such indebtedness, and are structurally subordinated to all existing and any future indebtedness and any other liabilities of its subsidiaries.
The indenture related to each series of Notes contains limited affirmative and negative covenants of Thermo Fisher. The negative covenants restrict the ability of Thermo Fisher and its subsidiaries to incur debt secured by liens on principal properties (as further specified in the applicable indenture) or on shares of stock of Thermo Fisher’s principal subsidiaries (as further specified in the applicable indenture) and engage in sale and lease-back transactions with respect to any principal property. The indenture related to each series of Notes also limits the ability of Thermo Fisher to merge or consolidate or sell all or substantially all of its assets.
Upon the occurrence of an event of default under the indenture related to the applicable series of Notes, which includes payment defaults, defaults in the performance of affirmative and negative covenants, bankruptcy and insolvency related defaults and failure to pay certain indebtedness, the obligations of Thermo Fisher under such Notes may be accelerated, in which case the entire principal amount of such Notes would be immediately due and payable.
Thermo Fisher may issue other debt securities in the future to finance the acquisition of QIAGEN.
(iii) Other Sources
Under the Bridge Credit Agreement and the Term Loan Credit Agreement, Thermo Fisher and the Bidder are under no obligation to fund the Offer using debt drawn under such credit facility, and Thermo Fisher may (in addition to other sources of financing) use cash available at Thermo Fisher or the Bidder to ultimately finance the Offer. The cash available at Thermo Fisher substantially exceeds the amount of the Transaction Costs.
6.4.3
Additional Confirmation of Financing

Section 14.3 of the Offer Document is hereby amended and supplemented by adding the following paragraph to the end of such Section:
J.P. Morgan Securities plc (Frankfurt Branch), with its registered office in Frankfurt am Main, and Morgan Stanley & Co. International plc, with its registered office in London, United Kingdom, each an investment service provider (Wertpapierdienstleistungsunternehmen) independent of the Bidder, have confirmed in writing in accordance with Sec. 13 para. 1 sentence 2 WpÜG that the Bidder has taken the necessary measures to ensure that it has at its disposal, at the time the cash consideration is due, the funds necessary for complete fulfillment of the Offer Costs.
These additional financing confirmations are attached to this Offer Amendment as Annex A.
6.5
Expected Effects of a Successful Offer on the Assets, Liabilities, Financial Position and Results of the Bidder and of Thermo Fisher

Section 15 of the Offer Document describes the expected effects of the successful consummation of the Offer on the assets, financial and earnings positions of the Bidder and Thermo Fisher. The increase in the Offer Price by EUR 4.00 from EUR 39.00 to EUR 43.00 per QIAGEN Share results in changes to such expected effects of the successful consummation of the Offer. The following explanatory financial information (the “Amended Explanatory Financial Information”) explains these changes.
By its nature, the Amended Explanatory Financial Information presents a situation based on certain assumptions that may or may not prove to be accurate and as such is not indicative of the financial position or operating results of the Bidder or Thermo Fisher that would have occurred if the Offer had been completed as of the beginning of the period presented, nor is it indicative of the future financial position or results of operations of the Bidder or Thermo Fisher. The Amended Explanatory Financial Information is not pro forma financial information. It was not prepared in accordance with U.S. GAAP, IFRS or the IDW Accounting Guidelines for the Preparation of Pro Forma Financial Data (IDW RH HFA 1.004), from which it differs significantly. The Amended Explanatory Financial Information includes a simplified representation and has not been audited. Furthermore, had the Amended Explanatory Financial Information been prepared based on financial information for any other period and as of any other date, any assets, financial position or results of operations of the Bidder or Thermo Fisher derived from such Amended Explanatory Financial Information would change. The Amended Explanatory Financial Information must be read in conjunction with Section 15.1 (General Explanations and Assumptions) and Section 15.2 (Methodology and Reservations) of the Offer Document.
6.5.1
General Explanations and Assumptions

The increase of the Offer Price does not require any changes to Section 15.1.1 (General Explanations and Assumptions) of the Offer Document. Only certain assumptions set forth in Section 15.1.2 of the Offer Document to the extent they are referring to, or are based upon, the Offer Price have to be amended. Therefore, Section 15.1.2 of the Offer Document is hereby amended by amending and restating in their entirety paragraphs (a) and (c) thereof to read as follows:
(a)   The Bidder will acquire all outstanding QIAGEN Shares (including, for the avoidance of doubt and without duplication, all Fractional QIAGEN Shares) at the Offer Price of EUR 43.00 for each QIAGEN Share (i.e., against payment of a total purchase price of approximately EUR 9,832 million). It is further assumed that QIAGEN will not issue any new QIAGEN Shares pursuant to outstanding QIAGEN Options or QIAGEN Warrants at or prior to the end of the Additional Acceptance Period.
(c)   The funds required to effect payment of the Offer Price will be provided to the Bidder by Thermo Fisher. However, the final financing structure for the Offer has not yet been determined.
For the purpose of the Explanatory Financial Information it is assumed that, in order to finance the payment of the Offer Price and the payment of the Transaction Costs, Thermo Fisher obtains funds under the Bridge Credit Agreement in the amount of USD 7,017 million (EUR 6,250 million) and under the Term Loan Credit Agreement in the amount of USD 3,368 million (EUR 3,000 million). It is assumed that the interest rate applied to borrowings under (i) the Bridge Credit Agreement will amount to 2% per annum, resulting in interest charges per year in the amount of USD 140 million (EUR 125 million) under the Bridge Credit Agreement, and (ii) the Term Loan Credit Agreement will amount to 2% per annum, resulting in interest charges per year in the amount of USD 68 million (EUR 60 million) under the Term Loan Credit Agreement. The remaining amount of USD 1,053 million (EUR 938 million) will be paid out of existing cash and cash equivalents of Thermo Fisher.
Thermo Fisher will provide funds in the total amount of USD 11,038 million (EUR 9,832 million) to the Bidder via a capital increase for the purpose of payment of the Offer Price.
6.5.2
Expected Effects on the Financial Statements of the Bidder

Section 15.3 of the Offer Document describes the expected effects of a successful Offer on the assets, liabilities, financial position and results of the Bidder. The Bidder expects that the increase of the Offer Price by EUR 4.00 from EUR 39.00 per QIAGEN Share to EUR 43.00 per QIAGEN Share will only have an effect on the assets, liabilities and financing position of the Bidder, but will not affect the expected effects on the earnings position of the Bidder.
Therefore, Section 15.3.1 of the Offer Document is hereby amended and restated in its entirety to read as follows:
Subject to the assumptions and reservations made in Sections 15.1 and 15.2 and based on its current assessments, the Bidder expects that the completion of the Offer will have the following effects on its unaudited stand-alone balance sheet as of February 27, 2020 (simplified and rounded):
Effects on the Bidder’s balance sheet as at February 27, 2020 prepared in accordance with the Dutch GAAP (simplified and rounded)
In EUR million (USD millions)	Bidder Prior to the Offer	Changes resulting from capital increase	After capital increase and debt contribution	Calculated changes resulting from the settlement of the Offer		After the settlement of the Offer
ASSETS
Non-current assets	0	0	0		€9,832 ($11,038)	€9,832 ($11,038)
Cash and cash equivalents	0	€9,832 ($11,038)	€9,832 ($11,038)	-€	9,832 (-$11,038)	0
Balance sheet total	0	€9,832 ($11,038)	€9,832 ($11,038)		0	€9,832 ($11,038)
EQUITY AND LIABILITIES
Equity	0	€9,832 ($11,038)	€9,832 ($11,038)		0	€9,832 ($11,038)
Liabilities	0	0	0		0	0
Balance sheet total	0	€9,832 ($11,038)	€9,832 ($11,038)		0	€9,832 ($11,038)
(a)   Through the completion of the Offer, by which the Bidder will acquire 228,639,750 QIAGEN Shares with acquisition costs in the amount of EUR 43.00 per QIAGEN Share and 1,251 Fractional QIAGEN Shares (representing 46 9/27 QIAGEN Ordinary Shares) with acquisition costs in the amount of one-twenty-seventh (1/27th) of the Offer Price per Fractional QIAGEN Share, the non-current assets of the Bidder will be increased from EUR 0 by EUR 9,832 million to EUR 9,832 million.
(b)   Due to the funding provided by Thermo Fisher, the liquid funds of the Bidder will first be increased from EUR 0 by EUR 9,832 million to EUR 9,832 million. Through the completion of the Offer, the liquid funds of the Bidder will then be decreased from EUR 9,832 million by EUR 9,832 million to EUR 0 million.
(c)   Due to a capital increase in the amount of EUR 9,832 million, the equity of the Bidder will first be increased from EUR 0 by EUR 9,832 million to EUR 9,832 million.
6.5.3
Expected Effects on the Consolidated Balance Sheet of Thermo Fisher as at December 31, 2019

Section 15.4 of the Offer Document describes the expected effects of a successful Offer on the consolidated balance sheet and income statement of Thermo Fisher as of and for the financial year ending December 31, 2019. The Bidder expects that the increase of the Offer Price by EUR 4.00 from EUR 39.00 per QIAGEN Share to EUR 43.00 per QIAGEN Share only affects the expected effects on the consolidated balance sheet of Thermo Fisher, but does not affect the expected effects on the income statement of Thermo Fisher.

Thus, Section 15.4.1 of the Offer Document is hereby amended and restated in its entirety to read as follows:
Subject to the assumptions and reservations made in Sections 15.1 and 15.2 and based on its current assessments, the Bidder and Thermo Fisher believe that the completion of the Offer will have the following effects on the audited consolidated balance sheet of Thermo Fisher (on the basis of U.S. GAAP) as of December 31, 2019 (simplified and rounded):
Effects on the Audited Consolidated Balance Sheet of Thermo Fisher as at December 31, 2019 Prepared in Accordance with U.S. GAAP (Simplified and Rounded)
	Audited	Audited	Unaudited
In USD millions (EUR millions)	Consolidated balance sheet Thermo Fisher as at December 31, 2019	Consolidated balance sheet QIAGEN as at December 31, 2019	Calculated changes resulting from the settlement of the Offer		Combined balance sheet after settlement of the Offer
ASSETS
Cash and cash equivalents	$2,399 (€2,137)	$629 (€560)	-$	1,053 (-€938)	$1,975 (€1,759)
Other current assets	$9,495 (€8,457)	$941 (€838)		0	$10,436 (€9,295)
Non-current assets	$46,488 (€41,407)	$3,666 (€3,265)		$8,501 (€7,573)	$58,655 (€52,245)
Total assets	$58,382 (€52,001)	$5,236 (€4,663)		$7,448 (€6,635)	$71,066 (€63,299)
LIABILITIES AND EQUITY
Total current liabilities	$6,197 (€5,519)	$951 (€847)		$10,385 (€9,250)	$17,533 (€15,616)
Total non-current liabilities	$22,510 (€20,050)	$1,748 (€1,557)		0	$24,258 (€21,607)
Total equity	$29,675 (€26,432)	$2,537 (€2,259)	-$	2,937 (-€2,615)	$29,275 (€26,076)
Total liabilities and equity	$58,382 (€52,001)	$5,236 (€4,663)		$7,448 (€6,635)	$71,066 (€63,299)
(a)   The cash and cash equivalents of Thermo Fisher will be decreased through completion of the Offer by USD 424 million (EUR 378 million), from USD 2,399 million (EUR 2,137 million) to USD 1,975 million (EUR 1,759 million); the decrease is the result of (i) consolidating the corresponding item on QIAGEN’s balance sheet in the amount of USD 629 million (EUR 560 million), (ii) obtaining funds under the Bridge Credit Agreement in the amount of USD 7,017 million (EUR 6,250 million), (iii) obtaining funds under the Term Loan Credit Agreement in the amount of USD 3,368 million (EUR 3,000 million), (iv) paying the Offer Price in the amount of USD 11,038 million (EUR 9,832 million), and (v) paying the Transaction Costs in the amount of USD 400 million (EUR 356 million).
(b)   The other current assets of Thermo Fisher will be increased through the completion of the Offer by USD 941 million (EUR 838 million), from USD 9,495 million (EUR 8,457 million) to USD 10,436 million (EUR 9,295 million); the increase is the result of consolidating the corresponding item on QIAGEN’s balance sheet in the amount of USD 941 million (EUR 838 million).
(c)   The non-current assets of Thermo Fisher will be increased through completion of the Offer by USD 12,167 million (EUR 10,838 million), from USD 46,488 million (EUR 41,407 million) to USD 58,655 million (EUR 52,245 million); the increase is the result of (i) consolidating the corresponding item on QIAGEN’s balance sheet in the amount of USD 3,666 million (EUR 3,265 million), (ii) allocating the payment of the Offer Price, which, for purposes of simplification, is insofar taken into account as goodwill in the amount of USD 11,038 million (EUR 9,832 million), and (iii) eliminating the amount of QIAGEN equity, which, for purposes of simplification, is insofar taken into account as goodwill in the amount of USD 2,537 million (EUR 2,259 million).
(d)   The current liabilities of Thermo Fisher will be increased through the completion of the Offer by USD 11,336 million (EUR 10,097 million), from USD 6,197 million (EUR 5,519 million) to USD 17,533 million (EUR 15,616 million); the increase is the result of (i) consolidating the corresponding item on QIAGEN’s balance sheet in the amount of USD 951 million (EUR 847 million), (ii) obtaining funds under the Bridge Credit Agreement in the amount of USD 7,017 million (EUR 6,250 million), and (iii) obtaining funds under the Term Loan Credit Agreement in the amount of USD 3,368 million (EUR 3,000 million).
(e)   The non-current liabilities of Thermo Fisher will be increased through completion of the Offer by USD 1,748 million (EUR 1,557 million), from USD 22,510 million (EUR 20,050 million) to USD 24,258 million (EUR 21,607 million); the increase is the result of consolidating the corresponding item on QIAGEN’s balance sheet in the amount of USD 1,748 million (EUR 1,557 million).
(f)   The total equity of Thermo Fisher will be decreased through completion of the Offer by USD 400 million (EUR 356 million), from USD 29,675 million (EUR 26,432 million) to USD 29,275 million (EUR 26,076 million); the decrease is the result of (i) consolidating the corresponding item on QIAGEN’s balance sheet in the amount of USD 2,537 million (EUR 2,259 million), (ii) eliminating the amount of QIAGEN equity, which, for purposes of simplification, is insofar taken into account as goodwill in the amount of USD 2,537 million (EUR 2,259 million), and (iii) paying the Transaction Costs in the amount of USD 400 million (EUR 356 million).
6.6
Interests of the Members of the Managing Board, the Supervisory Board and Other Executive Officers

6.6.1
Specific Interests of the Members of the Managing Board, the Supervisory Board and Other Executive Officers

The second paragraph, table and accompanying footnotes under the header “Treatment of QIAGEN Options” in Section 18.1 of the Offer Document are hereby amended and restated to read as follows:
The following table summarizes, as of April 17, 2020, the outstanding and vested QIAGEN Options held by each Executive Officer and Supervisory Board member of QIAGEN, and the cash consideration that each of them may become entitled to receive in respect of such QIAGEN Options, assuming continued employment or service as an Executive Officer or Supervisory Board member, as applicable, through the Settlement and based on the Offer Price of EUR 43.00 per QIAGEN Share (without subtraction of applicable withholding taxes and other deductions due).

	Aggregate No. of QIAGEN Options (#)(1)	Resulting Consideration (USD)(2)	Resulting Consideration (EUR )(2)
Executive Off icers
Thierry Bernard	—	—	—
Roland Sackers	58,360	$1,548,821	€1,423,156
Barthold Piening	—	—	—
Thomas Schweins	—	—	—
Jonathan Sheldon	—	—	—
Jean-Pascal Viola	—	—	—
Stephany Foster	3,000	$82,241	€75,568
Supervisory Board Members
Håkan Björklund	—	—	—
Stéphane Bancel	—	—	—
Metin Colpan	4,567	$124,158	€114,084
Ross L. Levine	—	—	—
Elaine Mardis	—	—	—
Lawrence A. Rosen	—	—	—
Elizabeth E. Tallett	1,563	$48,776	€44,819
TOTAL	67,490	$1,803,996	€1,657,627

(1)
The amounts in this column represent all QIAGEN Options held by each Executive Officer and Supervisory Board member, all of which are fully vested as of April 17, 2020.

(2)
The amounts in this column are equal to the product of (i) the total number of QIAGEN Shares subject to the QIAGEN Options identified in column (1), multiplied by (ii) EUR 43.00 (or the USD-equivalent thereof, as applicable), less the applicable per share exercise price of such QIAGEN Option.

The second paragraph, table and second footnote under the header “Treatment of QIAGEN RSUs and QIAGEN PSUs That Will Vest at the Settlement” in Section 18.1 of the Offer Document are hereby amended and restated to read as follows:
The following table summarizes, as of April 17, 2020, the outstanding QIAGEN RSUs and QIAGEN PSUs that will vest at the Settlement held by each Executive Officer and Supervisory Board member of QIAGEN, and the cash consideration that each of them may become entitled to receive in respect of such QIAGEN RSUs and QIAGEN PSUs, assuming continued employment or service as an Executive Officer or Supervisory Board member, as applicable, through the Settlement and based on the Offer Price of EUR 43.00 per QIAGEN Share (without subtraction of applicable withholding taxes and other deductions due).

	Aggregate No. of QIAGEN RSUs (#)(1)	Resulting Consideration (USD)(2)	Resulting Consideration (EUR )(2)	Aggregate No. of QIAGEN PSUs (#)(3)	Resulting Consideration (USD)(2)	Resulting Consideration (EUR )(2)	Total Resulting Consideration (USD)(4)	Total Resulting Consideration (EUR )(4)
Executive Off icers
Thierry Bernard	20,000	$935,938	€860,000	227,171	$10,630,899	€9,768,353	$11,566,837	€10,628,353
Roland Sackers	53,472	2,502,324	2,299,296	641,957	30,041,598	27,604,151	32,543,921	29,903,447
Barthold Piening	—	—	—	69,135	3,235,304	2,972,805	3,235,304	2,972,805
Thomas Schweins	19,534	914,131	839,962	281,570	13,176,603	12,107,510	14,090,734	12,947,472
Jonathan Sheldon	—	—	—	105,000	4,913,675	4,515,000	4,913,675	4,515,000
Jean-Pascal Viola	6,110	285,929	262,730	211,688	9,906,342	9,102,584	10,192,271	9,365,314
Stephany Foster	1,310	61,304	56,330	86,527	4,049,195	3,720,661	4,110,499	3,776,991
Supervisory Board Members
Håkan Björklund	28,623	1,339,468	1,230,789	—	—	—	1,339,468	1,230,789
Stéphane Bancel	41,509	1,942,493	1,784,887	—	—	—	1,942,493	1,784,887
Metin Colpan	39,208	1,834,813	1,685,944	—	—	—	1,834,813	1,685,944
Ross L. Levine	35,063	1,640,840	1,507,709	—	—	—	1,640,840	1,507,709
Elaine Mardis	41,509	1,942,493	1,784,887	—	—	—	1,942,493	1,784,887
Lawrence A. Rosen	41,509	1,942,493	1,784,887	—	—	—	1,942,493	1,784,887
Elizabeth E. Tallett	38,740	1,812,912	1,665,820	—	—	—	1,812,912	1,665,820
TOTAL	366,587	$17,155,138	€15,763,241	1,623,048	$75,953,615	€69,791,064	$93,108,750	€85,554,305

(2)
The amount in this column is equal to the product of (i) the total number of QIAGEN Shares subject to the QIAGEN RSUs or QIAGEN PSUs identified in column (1) or column (4) respectively, as applicable, multiplied by (ii) EUR 43.00 (or the USD-equivalent thereof, as applicable).

The third paragraph, table and accompanying footnote under the header “Treatment of Unvested QIAGEN RSUs and QIAGEN PSUs” in Section 18.1 of the Offer Document are hereby amended and restated to read as follows:
The following table summarizes the QIAGEN RSUs and QIAGEN PSUs outstanding as of April 17, 2020 held by each Executive Officer that are expected to convert into Adjusted RSUs and the estimated amounts that the Executive Officers would be eligible to receive in respect of such awards assuming continued employment or service through the Settlement and a qualifying termination of employment or service immediately thereafter and based on the Offer Price of EUR 43.00 per QIAGEN Share (without subtraction of applicable withholding taxes and other deductions due). No Supervisory Board members hold QIAGEN RSUs or QIAGEN PSUs that will be converted into Adjusted RSUs.
	No. of QIAGEN RSUs Converting into Adjusted RSUs (#)	No. of QIAGEN PSUs Converting into Adjusted RSUs (#)	Total Value (USD)(1)	Total Value (EUR )(1)
Executive Off icers
Thierry Bernard	—	120,000	$5,615,628	€5,160,000
Roland Sackers	—	—	—	—
Barthold Piening	—	20,000	935,938	860,000
Thomas Schweins	—	75,000	3,509,768	3,225,000
Jonathan Sheldon	—	35,000	1,637,892	1,505,000
Jean-Pascal Viola	—	35,000	1,637,892	1,505,000
Stephany Foster	—	—	—	—
TOTAL	—	285,000	$13,337,117	€12,255,000

(1)
The amount in this column equals the sum of (i) the number of QIAGEN RSUs converting into Adjusted RSUs multiplied by EUR 43.00 (or the USD equivalent thereof, as applicable) and (ii) the number of QIAGEN PSUs converting into Adjusted RSUs multiplied by EUR 43.00 (or the USD equivalent thereof, as applicable) (in the case of any QIAGEN PSUs for which the applicable performance period is complete as of the Settlement, based on the number of QIAGEN PSUs earned based on actual performance through the applicable performance period, and in the case of any QIAGEN PSUs for which the applicable performance period is not complete as of the Settlement, assuming 100% achievement of applicable performance targets).

7.
Background of the Offer, Economic and Strategic Motives

7.1
Chronicle of the Business Contacts Prior to the Announcement of the Decision to Amend the Offer

Section 8.1.2 of the Offer Document is hereby amended and supplemented by adding the following paragraphs to the end of such Section:
On May 18, 2020, the Bidder published the Offer Document and commenced the Offer. Also on May 18, 2020, QIAGEN published the Reasoned Position Statement and filed it on Schedule 14D-9.
On June 22, 2020, QIAGEN issued a press release indicating a plan to provide in the first half of July 2020 an overview of its preliminary results for the second quarter and first half of 2020, along with perspectives on anticipated business trends for the third quarter of 2020.
On June 29, 2020, Dr. Björklund and Mr. Casper spoke about the Offer. During the course of this conversation Dr. Björklund observed market sentiment about QIAGEN’s performance and prospects, and indicated the possibility that an increase to the Offer consideration may need to be discussed between the parties, depending upon the nature of QIAGEN’s preliminary second quarter results and prospects, once determined and released publicly.
On June 30, 2020, QIAGEN held its 2020 annual general meeting of shareholders, at which the Back-End Resolution was adopted, thereby satisfying the Offer Condition set out in Section 12.5, and QIAGEN issued a press release announcing the voting results, stating that the QIAGEN Boards continued to unanimously recommend the Offer and remained fully aware of their fiduciary duties toward QIAGEN and all of its stakeholders, including its shareholders and reminding shareholders of its intention to announce preliminary results in the first half of July.
On July 8, 2020, Dr. Björklund contacted Mr. Casper to inform him that the QIAGEN Boards were meeting the following day to review QIAGEN’s preliminary financial results for the second quarter of 2020 and to discuss the impact of the COVID-19 pandemic on QIAGEN’s business for the year 2020 and the three following years, and that he believed that the QIAGEN Boards would likely determine that they would no longer be able to recommend the Offer to QIAGEN shareholders at EUR 39.00 per QIAGEN Share.
On July 9, 2020, at a regularly scheduled meeting of the Thermo Fisher Board, Mr. Casper apprised the directors of his discussions with Dr. Björklund. The Thermo Fisher Board discussed potential increased Offer consideration, and management’s request for authority to negotiate final terms and conditions of an Offer amendment, subject to a range of authority established by the Thermo Fisher Board. Following discussion among management and the Thermo Fisher Board members, the Thermo Fisher Board unanimously approved a range of authority for an increase to the Offer consideration and authorized Mr. Casper to negotiate the final terms and conditions of an amendment to the Offer.
Later on July 9, 2020, QIAGEN issued an ad hoc announcement followed by a press release disclosing preliminary sales and adjusted earnings per share results for the second quarter of 2020, which preliminary results were above market expectations and QIAGEN’s prior guidance. QIAGEN also announced at that time a plan to publish, in the first half of July, a more comprehensive overview of preliminary results for the second quarter and first half of 2020, along with perspectives on anticipated business trends for the third quarter of 2020, as well as an update to previously communicated expectations for growth trends for the full year and incremental perspectives on the potential impact of the COVID-19 pandemic on QIAGEN’s business.
On the evening of July 9, 2020, QIAGEN delivered to Thermo Fisher a written notice, consistent with Section 3.4 of the Business Combination Agreement, that the QIAGEN Boards had determined that the COVID-19 pandemic and the material increase in demand for QIAGEN’s testing and research solutions resulting therefrom, qualified as an

Intervening Event and that the QIAGEN Boards had resolved to effect an Adverse Recommendation Change, subject to the procedure set forth in the Business Combination Agreement which provided for an exclusive negotiating period with Thermo Fisher prior to actually effecting an Adverse Recommendation Change.
Thereafter, representatives of Thermo Fisher and QIAGEN engaged in discussions regarding a potential Offer amendment, including, among other things, an increase in the Offer Price and a reduction in the minimum acceptance threshold set out in Section 12.1 of this Offer Document. The parties did not reach agreement as a result of these discussions, and Thermo Fisher thereafter communicated its unwillingness, at that time, to propose any increase to the Offer consideration, and that it required an opportunity to evaluate the updated forecast that QIAGEN would be disclosing to the market prior to making a proposal.
On July 13, 2020, QIAGEN issued an ad hoc announcement followed by a press release containing the additional financial information referenced in its announcement of July 9, 2020. Specifically, QIAGEN announced additional information on preliminary results for the second quarter and first half of 2020, along with an outlook for the third and fourth quarters of 2020. QIAGEN also provided initial perspectives on business trends in 2021 and an update on the potential future impact of the COVID-19 pandemic on QIAGEN’s business.
Later in the day on July 13, 2020, following QIAGEN’s issuance of its ad hoc announcement and press release and Thermo Fisher’s review of such publicly available information, Mr. Casper wrote to the QIAGEN Boards to convey Thermo Fisher’s best and final proposal for an amendment to the Offer, which provided for an increase in the Offer Price from EUR 39.00 to EUR 43.00 per QIAGEN Share and a reduction in the minimum acceptance threshold set out in Section 12.1 of this Offer Document from 75% to 66.67%, as well as a requirement that QIAGEN pay to Thermo Fisher the Termination Payment contemplated by the Business Combination Agreement in the event that the minimum acceptance threshold set out in Section 12.1 of this Offer Document was not met at the end of the Acceptance Period.
Following receipt of the letter, the QIAGEN Boards met on July 14, 2020 and July 15, 2020 to discuss the Thermo Fisher proposal and received presentations from QIAGEN’s financial advisors, Goldman Sachs International (“Goldman Sachs”) and Barclays Bank PLC (“Barclays”), as well as its Dutch counsel, De Brauw Blackstone Westbroek (“De Brauw”). The QIAGEN Boards were supportive of the increased Offer Price of EUR 43.00 per QIAGEN Share and the reduced minimum acceptance threshold of 66.67% and believed that the increased Offer Price provided full and fair value to QIAGEN shareholders and that Thermo Fisher would not be willing to proceed with any changes to these terms. However the QIAGEN Boards were not willing to accept the revisions to the Termination Payment provision.
Following the meeting of the QIAGEN Boards, Dr. Björklund and Mr. Casper spoke by telephone and Dr. Björklund communicated the position of the QIAGEN Boards. Representatives of QIAGEN and Thermo Fisher thereafter engaged in a series of telephonic discussions, and ultimately agreed that there would be no change to the Termination Payment provision but that QIAGEN would make an expense reimbursement payment of $95 million to Thermo Fisher in the event that the minimum acceptance threshold set out in Section 12.1 of this Offer Document was not met at the end of the Acceptance Period.
On the morning of July 16, 2020, the QIAGEN Supervisory Board and the Managing Board held a telephonic meeting and, having determined that the terms of Amendment No. 1 and the other transaction documents and the transactions contemplated thereby were in the best interest of QIAGEN and its stakeholders (including its shareholders), (1) unanimously approved the execution and delivery of Amendment No. 1 by QIAGEN and (2) unanimously resolved, on the terms and subject to the terms of the Business Combination Agreement, as amended by Amendment No. 1 to support the Offer and the other transactions contemplated by the Business Combination Agreement and to recommend acceptance of the Offer by the holders of QIAGEN Shares.
On July 16, 2020, shortly after 8:00 a.m. (local time in New York, New York), Thermo Fisher and QIAGEN executed Amendment No. 1. Shortly thereafter, Thermo Fisher and QIAGEN issued a joint press release and QIAGEN issued an ad hoc announcement, each announcing the execution of Amendment No. 1.
7.2
Business Combination Agreement

Section 8.2 of the Offer Document is hereby amended and supplemented by amending and restating in its entirety the first paragraph of such Section to read as follows:
The following sets forth a description of certain provisions of the Business Combination Agreement, as amended by Amendment No. 1, which are filed as Exhibit (d)(1) and Exhibit (d)(8), respectively, to the Schedule TO filed with the SEC in connection with the Offer.

7.2.1
No Solicitation and Adverse Recommendation Change

Section 8.2.14 of the Offer Document is hereby amended by amending the definition of “Intervening Event” set forth in the penultimate paragraph of such Section by (i) deleting each reference to “the date of this Agreement” therein and replacing each such reference with “July 16, 2020,” and (ii) adding “or (3) any effects arising out of the COVID-19 pandemic, or any matter relating thereto or consequence thereof, including on the business or prospects of QIAGEN,” to the proviso in such definition before the words “constitute an Intervening Event.”
7.2.2
Expense Reimbursement Payment

Section 8.2.17 of the Offer Document is hereby amended and supplemented by including the following directly below the final paragraph of such Section:
In addition, pursuant to and subject to the terms of Amendment No. 1 to the Business Combination Agreement, QIAGEN has agreed to pay to Thermo Fisher an expense reimbursement payment of $95 million in cash under certain circumstances if the minimum acceptance threshold is not satisfied by the end of the Acceptance Period.
8.
Extension of the Acceptance Period

Due to this Offer Amendment, the Acceptance Period is extended by two (2) weeks pursuant to Sec. 21 para. 5 WpÜG. The Acceptance Period will now expire on
August 10, 2020, 24:00 hours (Frankfurt am Main local time) / 18:00 hours (New York local time).
This extension of the Acceptance Period also applies even if the Amended Offer violates any laws or regulations.
The Offer may not be extended further at the option of the Bidder, Thermo Fisher or QIAGEN, and may only be subject to extensions required by law as described in Sections 5.2 and 5.3 of the Offer Document.
9.
Rights of Withdrawal

In accordance with Sec. 21 para. 2 sent. 1, 14 para. 3 sent. 1 WpÜG, the Bidder notes that each QIAGEN Shareholder may, pursuant to Sec. 21 para. 4 WpÜG (as described in Section 17.2(a) of the Offer Document), withdraw from the contracts entered into as a result of the acceptance of the Offer at any time until the end of the Acceptance Period, if and to the extent that such QIAGEN Shareholder has accepted the Offer prior to the publication of this Offer Amendment. This does not affect the right of withdrawal in case of a competing offer as described in Section 17.2(b) of the Offer Document. In addition, pursuant to Section 17.1(a) of the Offer Document, QIAGEN Shareholders who accept the Offer during the Acceptance Period may, on the basis of a withdrawal right granted by the Bidder, withdraw their declared acceptance in respect of their QIAGEN Shares at any time until the end of the Acceptance Period, without having to give any reason. With regard to the details of the exercise and technical processing of the rights of withdrawal, reference is made to Section 17 of the Offer Document.
IMPORTANT NOTICE
QIAGEN SHAREHOLDERS WHO HAVE ALREADY EFFECTIVELY ACCEPTED THE OFFER AND STILL WISH TO DO SO ARE NOT REQUIRED TO EXERCISE THEIR RIGHT OF WITHDRAWAL AND ARE OTHERWISE NOT REQUIRED TO TAKE FURTHER ACTIONS IN ORDER TO RECEIVE THE INCREASED OFFER PRICE IN ACCORDANCE WITH THE CONDITIONS AND PROVISIONS OF THE OFFER.
PAYMENT OF THE INCREASED OFFER PRICE WILL BE MADE TO ALL QIAGEN SHAREHOLDERS THAT HAVE ALREADY ACCEPTED THE OFFER AND DO NOT EXERCISE THEIR RIGHT TO WITHDRAW OR THAT WILL ACCEPT THE OFFER FOLLOWING THIS AMENDMENT TO THE OFFER IN ACCORDANCE WITH THE TERMS OF THE OFFER.

10.
Declaration of Assumption of Responsibility

Quebec B.V., having its corporate seat in Breda, The Netherlands, assumes responsibility for the content of this Offer Amendment, and declares that, to its knowledge, the information provided in this Offer Amendment is correct and no material facts have been omitted.
Breda, July 17, 2020
Quebec B.V.
Signed
/s/ Anthony Hugh Smith

Anthony Hugh Smith
Managing Director (bestuurder)

Annex A
Additional Financing Confirmations of J.P. Morgan Securities plc Frankfurt Branch and Morgan Stanley & Co. International plc
[see attached]

NON-BINDING ENGLISH TRANSLATION
Quebec B.V.
Takkebijsters 1
4817 BL Breda
Netherlands
Frankfurt am Main, 16 July 2020
Cash Confirmation pursuant to section 13 para.1 sentence 2 of the German Securities Acquisition and Takeover Act (WpÜG) regarding the voluntary public takeover offer of Quebec B.V. to the shareholders of QIAGEN N.V. relating to the acquisition of all outstanding shares of QIAGEN N.V. not already directly held by Quebec B.V. against payment of a cash consideration in the amount of EUR 43.00 per share of QIAGEN N.V.
Ladies and Gentlemen,
J.P. Morgan Securities plc Frankfurt Branch, registered in the commercial register of Frankfurt am Main under HRB 45952, with its seat at Taunustor 1, 60310 Frankfurt am Main, is an investment services enterprise independent of Quebec B.V. within the meaning of section 13 para. 1 sentence 2 WpÜG.
We hereby confirm pursuant to section 13 para. 1 sentence 2 WpÜG that Quebec B.V. has taken the necessary measures to ensure that it has at its disposal the necessary means to fully perform the above-mentioned takeover offer at the time the cash consideration will be due.
We consent to the publication of this letter in the offer document regarding the above-mentioned takeover offer pursuant to section 11 para. 2 sentence 3, no. 4 WpÜG.
Yours sincerely,
J.P. Morgan Securities plc Frankfurt Branch
(This translation is non-binding and will not be signed)
Name: (signatory) Position: (title)

[Morgan Stanley & Co International plc Letterhead]
NON-BINDING ENGLISH TRANSLATION
Quebec B.V.
Takkebijsters 1
4817 BL Breda
The Netherlands
Frankfurt, 16 July 2020
Confirmation pursuant to section 13 para. 1 sentence 2 of the German Securities Acquisition and Takeover Act (WpÜG) regarding the takeover offer of Quebec B.V. to the shareholders of QIAGEN N.V. relating to the acquisition of all outstanding shares of QIAGEN N.V. against payment of a cash consideration in the amount of EUR 43.00 per share of QIAGEN N.V.
Ladies and Gentlemen,
Morgan Stanley & Co. International plc is an investment service enterprise independent of Quebec B.V. within the meaning of section 13 para. 1 sentence 2 WpÜG.
We hereby confirm that Quebec B.V. has taken the necessary measures to ensure that it has at its disposal the necessary means to fully perform the above-mentioned takeover offer at the time the cash consideration will be due.
We consent to the publication of this letter in the offer document regarding the above takeover offer pursuant to section 11 para. 2 sentence 3 no. 4 WpÜG.
Yours sincerely,
Morgan Stanley & Co. International plc
/s/ Moritz Zschoche Moritz Zschoche Managing Director